Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Ginkgo Bioworks Holdings, Inc. for the registration of Class A Common Stock, Preferred Stock, Warrants and Units and to the incorporation by reference therein of our report dated March 28, 2022, except for Note 25(a), as to which the date is August 31, 2022, with respect to the consolidated financial statements of Ginkgo Bioworks Holdings, Inc. included in Ginkgo Bioworks Holdings, Inc.’s Current Report on Form 8-K dated October 4, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

October 4, 2022